Exhibit (a)(1)(iii)

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR STOCKHOLDER:

The Board of Directors of Western Asset Middle Market Debt Fund Inc. (the “Fund”) has authorized a tender offer for up to 10% of the Fund’s outstanding shares of Common Stock, par value $.001 per share (the “Shares”). Accordingly, the Fund is hereby commencing an offer to purchase for cash up to 12,427 Shares. The offer is at a price equal to the Fund’s net asset value per Share (“NAV”) as of the close of the customary trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange (“NYSE”) on July 2, 2019 (or if the Offer is extended, on the date to which the Offer is extended), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”). In accordance with the rules promulgated by the Securities and Exchange Commission, the Fund may increase the number of Shares accepted for purchase by up to an additional 2% of the Fund’s outstanding Shares without amending or extending the Offer.

The purpose of this Offer is to provide liquidity to Stockholders, as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 5:00 p.m., New York City time, July 2, 2019, or such later date to which the Offer is extended (the “Termination Date”). Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of April 30, 2019, the NAV per Share was $714.35, and 124,276 Shares were issued and outstanding. An estimate of the Fund’s current NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at (800) 676-0281.

None of the Fund, its Board of Directors (the “Board”), its investment manager, Legg Mason Partners Fund Advisor, LLC or its subadviser, Western Asset Management Company, LLC (formerly known as Western Asset Management Company), is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson LLC., the Fund’s Information Agent, toll free at (800) 676-0281.

Sincerely,

/s/ Jane E. Trust
Name: Jane E. Trust
Title: President and Chief Executive Officer
WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

June 3, 2019